July 31, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:                      Mr. Larry Spirgel

Re:	Clear Channel Outdoor Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 4, 2012
File No. 001-32663

Dear Mr. Spirgel:

This letter is to confirm my July 31, 2012 communication with Inessa Kessman of the Staff of the Securities and Exchange Commission.   Clear Channel Outdoor Holdings, Inc. has received the letter, dated July 26, 2012, from the Staff and intends to submit its responses to that letter by August 23, 2012.

Very truly yours,

/s/ Scott D. Hamilton
Scott D. Hamilton
Senior Vice President, Chief Accounting Officer and Assistant Secretary